SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Lawsuit ruled in favor of minority shareholder of Petroquisa S.A.

(Rio de Janeiro, December 27, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, wishes to clarify the following matters with respect to an item published in today’s edition of the Valor Econômico newspaper and entitled "Petrobras loses US$ 5 billion lawsuit".

On December 10 2004, the Official Gazette of the State of Rio de Janeiro published a decision by the Third Panel of the State Appeals Court (TJ/RJ) which ruled against the special and extraordinary appeals by PETROBRAS against an agreement handed down by the same TJ/RJ, under a Request for Reconsideration, which had condemned the Company to pay damages of US$ 2,370 million to its subsidiary PETROQUISA. These damages reflect supposed losses caused to PETROQUISA’s assets as a result of acts agreed by PETROBRAS in the Company’s position as majority shareholder (holder of 99% of the capital), in approving the minimum sale price of PETROQUISA’s stake in the capital of several privatized petrochemical companies. The decision against which these appeals were made further condemned PETROBRAS to pay 5% on the amount of the damages to Porto Seguro (a minority shareholder of PETROQUISA and responsible for filing the lawsuit) in the form of a premium (Article 246, 2nd paragraph of the Corporate Law), plus 20% for legal fees.

PETROBRAS’ Legal Department, in conjunction with its outside legal advisers, is preparing to file a further appeal (interlocutory appeal) with the High Court of Justice (STJ) and the Federal Supreme Court (STF). The purpose of this appeal through these courts is not only to reverse the above-mentioned decision of December 10 2004, but also to obtain court agreement to reexamine the merits of the damages ruling as such.

The ruling contained in the decision of December 10 by the state court does not correspond to any definitive and final legal judgment on the matter. PETROBRAS continues to believe that the ruling against it will be overturned in Brasília in the light of the appropriate legislation.

We should point out once again that for the sake of argument only, should the ruling be eventually upheld, the value of the damages would be due to Petroquisa, in which Petrobras holds more than 99% of the formers capital stock. The effective disbursement, should the ruling not be reversed, would therefore be 25% of the value claimed or US$ 592.5 million, (the 5% premium + 20% legal fees) representing the Company’s maximum exposure.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.